Contact

www.linkedin.com/in/stjohndavid (LinkedIn)
www.weatherflow.com (Company)

Top Skills

Product Management
Software Development
MySQL

David St. John

CTO and Co-Founder at WeatherFlow-Tempest

New Smyrna Beach, Florida, United States

Summary

I'm an unapologetic optimist and believe technology will save the world. I've been involved with several successful start-ups, starting with a venture formed during graduate school. I have strong expertise in hardware, software, team building and business development. As an avid wind & water sportsman, my passion around creating better weather data was born of a selfish desire to get more time on the water (saving the world is just a bonus).

Experience

WeatherFlow-Tempest, Inc.
Co-Founder & CTO
January 2019 - Present (7 years)

Our mission is to help the world better understand and control the enormous impact of weather. Our exclusive data and AI-driven modeling deliver more accurate weather information, resulting in better decision-making and significant cost savings for our customers. Our revolutionary home weather system, Tempest, launched in April 2020.

WFn Holdings, Inc.
Co-Founder & CIO
January 2000 - January 2019 (19 years 1 month)

WFn (aka WeatherFlow Networks) owns and operates the largest industrial grade private mesoscale observing network (mesonet) in the world. We provide relevant, actionable weather data to commercial and government organizations so they can make better decisions to save time and money, and increase safety.

Cozyboots.com
Chief Information Officer
August 2004 - September 2011 (7 years 2 months)
Ventura, California, United States

Online footwear retailer and one of the largest sellers of UGG products. Sold to shoebuy.com (now shoes.com) in 2011.

General Dynamics Information Technology

Software Engineer

January 1998 - January 2000 (2 years 1 month)

Monterey, California, United States

Lead a small team of researchers on a next-generation Internet project in the CS department of the Naval Postgraduate School.

Education

UC Irvine

MS, Engineering · (1992 - 1994)

University of Florida

BS, Mechanical Engineering · (1987 - 1992)